UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 19, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

REG Newco, Inc.

File No. 333-161187- CF#24159

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REG Newco, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4, as amended, filed on August 10, 2009.

Based on representations by REG Newco, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

> Exhibit 10.6   through June 29, 2012
> Exhibit 10.7   through December 1, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Long
Assistant Director